UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	02 July 2025 - Director/PDMR Shareholding

99.1

Haleon plc: Director/PDMR Shareholding

2 July 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

On 30 June 2025, Dawn Allen, Chief Financial Officer, received the vesting of awards of Haleon Ordinary Shares under the Haleon Share Value Plan and Performance Share Plan.

The awards under the Share Value Plan and Performance Share Plan were granted as part of her remuneration arrangements upon joining Haleon, to compensate for forfeited incentives from her previous employment.

The award under the Performance Share Plan includes dividends accrued and was conditional on continued employment and based on the satisfaction of the original performance conditions over the performance period ending 31 March 2025 in respect of forfeited incentives. This award  (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt.

The awards are subject to malus and clawback provisions.

The awards are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Allen
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the vesting of the Haleon plc Share Value Plan (Buyout award).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	41,484

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	30 June 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from Haleon plc Share Value Plan (Buyout award) vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.75638	19,565.960864

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	30 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the vesting of the Haleon plc Performance Share Plan (Buyout).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	136,528.6549

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	30 June 2025
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from Haleon plc Performance Share Plan (Buyout) vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.75638	64,329.291

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	30 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: July 2, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary